Concordia International Corp. Provides Update on Development of Long-Term Growth Strategy

OAKVILLE, ON, June 21, 2017 - Concordia International Corp. (the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced an update on the development of its long-term growth strategy.

Further to previous communications, the Company’s development of a long-term growth strategy is nearing completion. Once finalized, the Company intends to communicate its details with stakeholders in the second half of 2017.

To support the development and execution of this strategy, the Company has engaged Perella Weinberg Partners LP to provide financial advisory services. These services may include, but are not limited to, helping the Company explore and evaluate potential transactional alternatives, including initiatives to optimize its capital structure.

There can be no assurance that this process will result in any transaction, or that any transaction, if pursued, will be consummated. The Company does not expect to comment further unless and until a specific transaction is approved by its Board of Directors or the Company otherwise decides further disclosure is appropriate or required.

“We have made significant progress on our long-term growth strategy and we are looking forward to working with Perella Weinberg Partners to support the Company in finalizing and executing on that strategy,” said Allan Oberman, Chief Executive Officer of Concordia International Corp.

About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. Concordia has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.

The Company operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to consideration of transactional alternatives potentially available to the Company, the occurrence or consummation of any transaction, Perella Weinberg Partners LP's ability to assist the Company to support the finalization and execution of the Company’s long-term growth strategy and help the Company with transactional alternatives that may be available to the Company, the development of a long-term growth strategy (and the timing thereof), the progress made on the Company’s long-term growth strategy, the communication of the Company’s long-term growth strategy to its stakeholders (and the timing thereof), the stabilization of Concordia's business, the ability of Concordia to execute and deliver on business plans and growth strategies, the ability to drive long-term value or growth for the Company’s stakeholders, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), Concordia's ability to service its debt obligations and meet its other obligations in 2017 and beyond, optimism about Concordia's future, the stability of Concordia's business (including, without limitation, with respect to its business in certain jurisdictions), expected debt levels and leverage, free cash flows, Concordia's debt structure (including its flexibility) and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company's revolving facility), future growth of the Company (including, without limitation, the Company's expansion globally), the ability to pay certain debt and other obligations of Concordia, the ability to use the Company's expected cash flow and cash on hand to pay certain future obligations (including, without limitation, debt obligations), the Company's cash on hand and cash flows being sufficient to meet the Company's liquidity needs, the performance of Concordia's products and segments, the revenue-generating capabilities and/or potential of Concordia's assets, Concordia's financial strength, the continued and/or expected profitability of Concordia's products and/or services, the sales and/or demand for Concordia's products, Concordia's ability to evaluate growth opportunities on a global scale (and the availability of such opportunities) and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s inability to find transactional alternatives, Concordia’s inability to consummate a transaction, the inability of Perella Weinberg Partners LP to help the Company finalize and execute the Company’s long-term growth strategy or find and complete transactional alternatives that may be available to the Company, Concordia's inability to stabilize its business, Concordia's inability to develop a long-term growth strategy or being delayed in developing such plan, cash on hand and cash flows from operations being insufficient to meet Concordia's liquidity needs, which could result in Concordia having to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be at less favourable terms, the inability to implement Concordia's objectives and priorities for 2017, which could result in financial strain on the Company and continued pressure on the Company's business, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks relating to clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and Concordia's key products in its International and North America segments), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including investigations by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com